UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 3, 2007

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 18

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew reports strong first quarter and announces earnings improvement programme”, dated May 3, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc (Registrant)

Date: May 3, 2007	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Smith & Nephew reports strong first quarter and announces earnings improvement programme

3 May 2007

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the quarter ended 31 March 2007.

Q1 highlights

•	Revenue up 12%* to $744 million

•	Trading profit up 19% to $148 million

•	EPSA** up by 18% to 11.2¢**

•	Good performance across all businesses

-	Orthopaedic Reconstruction revenue up 15%*, maintaining momentum and outperforming the market

-	First mover advantage in hip resurfacing generated US hip growth of 40%

-	Orthopaedic Trauma & Clinical Therapies revenue achieves an outstanding 19%* growth, leading the market in both segments

-	Endoscopy increases revenue growth to 12%*

-	Advanced Wound Management revenue grows at 4%* after adjusting for the effect of tissue engineering and 2%* before adjusting

•	Reported revenue growth 16%, profit before tax up 7%

•	Basic earnings per share were 9.7¢ compared with 44.3¢ in the comparable period which included the gain on sale of BSN Medical

Earnings Improvement Programme

•	Earnings improvement programme details provided today

•	Expect trading margin growth averaging at least 1% each year until end 2010

Commenting on the first quarter, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“These are excellent first quarter results, driven by favourable market conditions and a strong contribution from new products; particularly our hip resurfacing product, BHRà, and two new knee systems. All our businesses are performing well but these results benefit from lower comparators from Q1 last year. The outlook for the year is unchanged.”

And Chief Operating Officer David Illingworth added:

“Our Earnings Improvement Programme is already underway and we are encouraged by the progress made to date. We believe this programme will deliver material improvements to trading margin in each of our businesses in the coming years, considerably enhancing our earnings and providing significant value to shareholders over the medium term.”

News

An analyst presentation and conference call to discuss the Company’s first quarter results will be held at 11.45am BST / 6.45am EST today, Thursday 3 May. This will be broadcast live on the web and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q107. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7138 0815 in the UK or +1 (718) 354 1171 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference call details.

*	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and the impact of acquisitions. See note 3 for a reconciliation of these measures to results reported under IFRS.

**	EPSA in 2007 is EPS adjusted for the costs of the Earnings Improvement Programme, amortisation of acquisition intangibles and tax thereon. In 2006, adjustments were also made for the fair value loss on hedge and profit on disposal of the joint venture less taxation thereon. See note 2.

Enquiries

Investors
Adrian Hennah Chief Financial Officer Smith & Nephew	+44 (0) 20 7401 7646

Liz Hewitt Group Director Corporate Affairs Smith & Nephew	+44 (0) 20 7401 7646

Media
David Yates Financial Dynamics – London	+44 (0) 20 7831 3113

Jonathan Birt Financial Dynamics – New York	+1 (212) 850 5634

Introduction

The markets in which we operate have generally been favourable in the first quarter. The US market has continued to strengthen, but some major European countries and Japan continue to be challenging as a result of healthcare spending constraints.

Orthopaedic Reconstruction again exceeded market growth rates as revenues from products launched last year had continued momentum. Revenues from the BIRMINGHAM HIPà Resurfacing (“BHRà”) system in the US were particularly strong. Trauma and Clinical Therapies had an excellent quarter as a combination of new product revenues and sales force effectiveness took hold. Endoscopy has significantly improved its growth rate in the quarter and Advanced Wound Management has maintained its progress with a very strong US performance.

Work towards completion of our CHF 1,086 million ($889 million) acquisition of Plus Orthopedics Holding AG (“Plus”), the private Swiss orthopaedic company that we announced on 12 March 2007, is progressing well and completion is expected in the summer. After this acquisition Smith & Nephew is expected to rank fourth in the global orthopaedic reconstruction market and will have considerable opportunities to leverage the combined sales forces and product ranges. We expect the Plus Orthopedics acquisition to be broadly EPSA neutral this year and to be accretive thereafter.

This statement includes details of our Earnings Improvement Programme (“EIP”) first announced last year which is expected to deliver significant enhancement to trading margins in the coming years.

First Quarter Results

Revenue in the quarter was $744 million. This represents growth of 16% as reported and an underlying growth rate of 12% after adjusting for movements in currency when compared to the same period last year.

Trading profit in the quarter was $148 million, representing growth of 19%. Trading margin increased to 19.9%, and interest and finance income was $4 million.

The Group trading margin at 19.9% in the quarter reflected the heavier expenses which are characteristic of this quarter. Advanced Wound Management’s improved trading margin at 15.4% showed the benefit of early EIP activities when compared with the same quarter last year.

The tax charge was at the estimated effective rate for the full year of 31%. Attributable profit before the costs of EIP, amortisation of acquisition intangibles and taxation thereon was $106 million.

Adjusted earnings per share was 11.2¢ (56.0¢ per American Depositary Share, “ADS”), which was 18% higher than in the prior year.

Basic earnings per share was 9.7¢ (48.5¢ per ADS) compared with 44.3¢ (221.5¢ per ADS) in 2006, which included the profit on disposal of the joint venture.

Orthopaedic Reconstruction

Reconstruction revenues at $262 million grew by 15% compared to the first quarter last year, well ahead of the global market which grew at 9%. Reconstruction revenues in the US grew by 20% in the quarter as BHRà continued to make revenue contributions above our expectations. Outside the US growth was 9%, with much improved growth in hips in France and Germany. Knee growth improved in the UK and Australia. New products generated 21% of revenues reflecting the success of last year’s product launches.

Knee revenue growth was 12% for the quarter as the success of our JOURNEYà Bi-Cruciate Stabilised Knee System introduced last year continued. Within the US, revenue growth increased by 10% and outside the US revenues grew 14%, the second successive quarter of above average growth as the benefit of new product introductions spread to other markets.

Hip revenues continued the strong growth momentum seen in Q4 2006 growing by 23% in the quarter. In the US hip revenues grew by 40%. BHRà was a major contributor to hip revenue growth in the US where the market is developing faster than we had expected. We remain ahead of our expectations with BHRà and have now trained a large pool of surgeons who are regularly using it. Outside the US hip revenue growth was 5%.

Orthopaedic Trauma and Clinical Therapies

Trauma revenue growth strengthened considerably this quarter at $136 million growing by 19% relative to the same period last year and led the market. Growth in the US improved to 18% as the focus on sales force effectiveness gained traction and revenues outside the US were up 21%. Strong revenue growth for fixation products combined with excellent progress for Clinical Therapies and had a particularly strong quarter. New products generated 42% of revenues.

Fixation product revenues grew by 13% in line with the market. There was a marked improvement in growth in the US to 15% and outside the US revenues grew by 10%. The quarter’s revenue growth again benefited from the continued success of our PERI-LOCà Periarticular locked plating system and JET-Xà.

Clinical Therapies revenue growth was 33% with a particularly strong contribution from the EXOGEN 4000+à unit introduced last year. Following the worldwide licensing agreement with Q-Med AB in Sweden last year we have integrated the DUROLANE® products and continue to work with Q-Med AB towards pre-market approval of the product in the US although this is not now expected this year.

Endoscopy

Endoscopy revenue growth of 12% to $177 million is a welcome return to double digit sales growth and close to estimated market growth rates. US revenues grew by 6%, a little slower than expected, but balanced by strong growth outside the US of 19%, with UK, Japan and Australia performing particularly well. New products generated 27% of revenue.

Repair revenues grew strongly at 22% and equalled resection revenues for the first time. Knee, shoulder and hip arthroscopy all made major contributions to this growth, with the BIORAPTORà and TWINFIXà product families and KINSAà Suture Anchors for shoulders all making major contributions.

Visualisation and Digital Operating Room revenues grew well at 20% benefiting in part from higher sales ahead of a new camera launch and positively reflecting the uneven pattern of revenues in this market.

Resection products increased by 4% in the quarter and were particularly strong outside the US, increasing by 12%.

The trading margin of 18.6% reflects the impact of revenue mix, particularly the higher level of visualisation and Digital Operating Room revenues. The re-organisation of US manufacturing facilities, a 20 month project, was successfully completed shortly after the end of the quarter.

Advanced Wound Management

Our strategy for our Advanced Wound Management business has three areas of focus: the product portfolio, an effective cost structure and to significantly increase our share of the US market. Actions are already underway to address structural cost and continue strong revenue growth in the US.

Advanced Wound Management revenues grew to $169 million, slightly below market growth but up 4% relative to the first quarter last year excluding the effect of the exit from tissue engineering, up 2% if this is included. US revenue growth at 10% was particularly strong and continued the improved performance seen in the last quarter of 2006. Revenue growth in Europe was slower as expected due to high revenues in the UK in the last quarter of 2006 and revenues in Japan were impacted by downward pricing pressure. New products generated 12% of revenues in the quarter.

ALLEVYNà dressings had another strong quarter with revenues increasing by 10% benefiting from a wider product range. Within infection management, our IODOSORBà product grew strongly but ACTICOATà antimicrobial silver dressings continued to be affected by low price competition.

We signed a worldwide distribution agreement with Covalon Technologies Ltd in the quarter, providing a new technology and strengthening the product portfolio.

Earnings Improvement Programme

Last year we announced that a substantial Earnings Improvement Programme was in the research and planning stages. This programme is designed to continue our investment at a level which will maintain above market revenue growth rates and to drive a renewed focus on costs. The balance of these two elements is expected to bring considerable trading margin improvement.

The programme currently includes 12 workstreams. These workstreams include leveraging infrastructure, for example through shared IT and procurement resources, creating more efficient and effective sales and marketing teams and an increase in the level of low cost sourcing and manufacturing. The workstreams are across the business as a whole although the impact will be stronger in some areas than others. We expect that around one half of the total margin improvement will be in the Orthopaedics businesses, the next largest benefit in Advanced Wound Management, and a smaller but still significant opportunity in Endoscopy.

We expect trading margin to increase by an average of at least 1% each year for the next four years. This increase is net of an expected increase in research and development expenditure from 4.3% to about 5% of revenues and before the effects of the acquisition of Plus Orthopedics. Trading profit is therefore expected to increase by at least $100 million in 2009 and at least $150 million in 2010 as a result of margin improvements. The costs of the programme, which will be largely incurred over the first three years and will be reported separately in the income statement after trading profit, are expected to be $125 million in cash costs and $75 million in non-cash costs. There will also be a modest increase in capital expenditure to above historic levels.

The initial progress from the EIP work already underway is encouraging and we expect the programme to provide considerable value to shareholders.

Outlook

Global market conditions continue to be favourable driven by underlying demographic trends which are creating strong demand for our products.

The strong revenue performance in the first quarter is slightly flattered by a relatively weak 2006 comparator, particularly in Reconstruction and Clinical Therapies. We are likely to experience a competitor for BHRà in the second half of the year when the comparators are stronger. Endoscopy’s high revenue growth from visualisation and Digital Operating Room in the first quarter reflects the uneven nature of that part of the business and will not be as strong in the rest of the year. Advanced Wound Management is expected to continue the improvement already seen in the US but will continue to experience slower growth in the UK and Japan.

Trading margin is expected to benefit from the EIP this year. We continue to expect the Plus Orthopedics acquisition to be broadly EPSA neutral this year and to become accretive thereafter. Our expectations for 2007 revenues, trading profit and earnings have not changed since the start of the year.

We expect the EIP to increase trading margin by an average of at least 1% per annum until the end of 2010, including a significant increase in 2007, followed by larger increases in subsequent years. In 2010 this margin improvement equates to at least an additional $150 million in trading profit. We expect the cash costs of the programme to be incurred broadly evenly over three years, but we expect provisions charged to the profit and loss account to be earlier and more uneven.

The underlying growth in the business, coupled with the EIP and the Plus Orthopedics acquisition, means that Smith & Nephew is well positioned for strong revenue performance and trading margin improvement for 2007 and beyond.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has over 8,800 employees and operates in 31 countries around the world generating annual sales of $2.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

DERMAGRAFT® is a trademark of Advanced BioHealing Inc.

SMITH & NEPHEW plc

2007 QUARTER ONE RESULTS

Unaudited Group Income Statement for the 3 months to 31 March 2007

	Notes	2007	2006
		$m	$m
Revenue	3	744	643
Cost of goods sold		(192)	(175)
Selling, general and administrative expenses		(372)	(315)
Research and development expenses		(32)	(29)

Trading profit	4	148	124
Earnings improvement programme – restructuring costs	5	(17)	—
Amortisation of acquisition intangibles		(4)	(2)

Operating Profit	4	127	122
Interest receivable		4	7
Interest payable		(2)	(4)
Other finance income		2	1
Loss on hedge of the sale proceeds of the joint venture		—	(3)

Profit before taxation		131	123
Taxation	8	(40)	(38)

Profit from continuing operations		91	85
Discontinued operations: Net profit on disposal of the joint venture	9	—	332

Attributable profit		91	417

Earnings per share	2
Including discontinued operations:
Basic		9.7 ¢	44.3 ¢
Diluted		9.6 ¢	44.1 ¢
Continuing operations:
Basic		9.7 ¢	9.0 ¢
Diluted		9.6 ¢	9.0 ¢

Unaudited Group Statement of Recognised Income and Expense for the 3 months to 31 March 2007

	2007	2006
	$m	$m
Translation differences	4	26
Cumulative translation adjustment on disposal of the joint venture	—	(14)
Losses on cash flow hedges	(1)	(2)
Actuarial gains on defined benefit pension plans	20	37
Taxation on items taken directly to equity	(7)	(12)

Net income recognised directly in equity	16	35
Attributable profit	91	417

Total recognised income and expense	107	452

SMITH & NEPHEW plc

2007 QUARTER ONE RESULTS continued

Unaudited Group Balance Sheet as at 31 March 2007

31 Dec 2006		Notes	31 March 2007	1 April 2006
$m			$m	$m
	ASSETS
	Non-current assets
635	Property, plant and equipment		631	600
831	Intangible assets		831	687
10	Investments		10	10
110	Deferred tax assets		108	149

1,586			1,580	1,446
	Current assets
619	Inventories		652	585
680	Trade and other receivables		636	609
346	Cash and bank		349	421

1,645			1,637	1,615

3,231	TOTAL ASSETS		3,217	3,061

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
189	Called up equity share capital		189	188
329	Share premium account		341	317
—	Treasury shares		(80)	—
(1)	Own shares		(1)	(1)
1,657	Accumulated profits and other reserves		1,708	1,333

2,174	Total equity	11	2,157	1,837

	Non-current liabilities
15	Long-term borrowings		21	16
154	Retirement benefit obligation		134	173
3	Other payables due after one year		3	14
34	Provisions – due after one year		31	55
35	Deferred tax liabilities		38	21

241			227	279

	Current liabilities
119	Bank overdrafts and loans due within one year		123	136
421	Trade and other payables		422	473
49	Provisions – due within one year		52	70
227	Current tax payable		236	266

816			833	945

1,057	Total liabilities		1,060	1,224

3,231	TOTAL EQUITY AND LIABILITIES		3,217	3,061

SMITH & NEPHEW plc

2007 QUARTER ONE RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months to 31 March 2007

	2007	2006
	$m	$m
Net cash inflow from operating activities
Profit before taxation	131	123
Less: Net interest receivable	(2)	(3)
Depreciation and amortisation	45	36
Share based payment expense	7	4
Movement in working capital and provisions	(53)	(71)

Cash generated from operations A	128	89
Net interest received	2	3
Income taxes paid	(32)	(27)

Net cash inflow from operating activities	98	65

Cash flows from investing activities
Acquisitions	(4)	(4)
Disposal of joint venture B	—	551
Capital expenditure	(38)	(58)

Net cash used in investing activities	(42)	489

Cash flow before financing activities	56	554

Cash flows from financing activities
Proceeds from issue of ordinary share capital	12	3
Purchase of treasury shares	(65)	—
Cash movements in borrowings	5	(270)
Settlement of currency swaps	(2)	2

Net cash used in financing activities	(50)	(265)

Net increase in cash and cash equivalents	6	289
Cash and cash equivalents at beginning of period	291	65
Exchange adjustments	—	6

Cash and cash equivalents at end of period C	297	360

A

After $6 million (2006 – $8 million) unreimbursed by insurers relating to macrotextured knee revisions, $10 million (2006 – nil) of bid related costs and $5 million (2006 – $8 million) of outgoings on restructuring, rationalisation and acquisition integration costs.

B	Discontinued operations accounted for nil (2006 – $551 million) of net cash flow from investing activities.
C	Cash and cash equivalents at the end of the period are net of overdrafts of $52 million (2006 – $61 million).

SMITH & NEPHEW plc

2007 QUARTER ONE RESULTS continued

NOTES

1.	The financial information for the three months has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2006.

The 2006 full annual accounts were restated to correct for a change in the method of calculating the elimination of intra-group profit carried in inventory, reclassification of certain indirect production overhead expenses from selling, general and administrative expenses to cost of goods sold and a voluntary change in accounting policy for death-in-service benefits. These restatements have been reflected in the 2006 three month Unaudited Group Income Statement, Unaudited Group Statement of Recognised Income and Expense, Unaudited Group Balance Sheet and Unaudited Condensed Group Cash Flow Statement.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2006, which will be delivered to the Registrar of Companies after approval by shareholders on 3 May 2007.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

On 8 February 2007, the Group announced its intention to undertake a share buy back programme of up to $1.5 billion over the next two years. This followed an assessment of the medium term capital needs of the Group both internally and for acquisitions in which management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders. As at 31 March 2007, 6,440,000 ordinary shares had been purchased at a cost of $80 million.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 943 million (2006 – 941 million). The diluted weighted average number of ordinary shares in issue is 947 million (2006 – 945 million).

	2007		2006
	$m		$m
Attributable profit	91		417
Adjustments:
Earnings improvement programme – restructuring costs	17		—
Amortisation of acquisition intangibles	4		2
Net profit on disposal of the joint venture	—		(332)
Loss on hedge of the sale proceeds of the joint venture	—		3
Taxation on excluded items	(6)		(1)

Adjusted attributable profit	106		89

Adjusted basic earnings per share	11.2	¢	9.5	¢
Adjusted diluted earnings per share	11.2	¢	9.4	¢

SMITH & NEPHEW plc

2007 QUARTER ONE RESULTS continued

NOTES

3.	Revenue by segment for the three months to 31 March 2007 was as follows:

	2007	2006	Underlying growth in revenue
	$m	$m	%
Revenue by business segment
Reconstruction	262	221	15
Trauma and Clinical Therapies	136	112	19
Endoscopy	177	153	12
Advanced Wound Management	169	157	2

	744	643	12

Revenue by geographic market
United States	369	319	15
Europe D	240	203	8
Africa, Asia, Australasia and Other America	135	121	11

	744	643	12

D Includes United Kingdom revenue of $67 million (2006 - $54 million).

Responsibility for the Group’s spinal products was transferred from the endoscopy business to the trauma and clinical therapies business with effect from 1 January 2007. Revenue, trading profit and operating profit relating to spinal products is now reported within the trauma and clinical therapies segment and comparative figures have been restated.

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
Reconstruction	19	(4)	—	15
Trauma and Clinical Therapies	21	(2)	—	19
Endoscopy	16	(3)	(1)	12
Advanced Wound Management	8	(6)	—	2

	16	(4)	—	12

SMITH & NEPHEW plc

2007 QUARTER ONE RESULTS continued

NOTES

4.	Trading and operating profit by segment for the three months to 31 March 2007 was as follows:

	2007	2006
	$m	$m
Trading Profit by business segment
Reconstruction	66	56
Trauma and Clinical Therapies	23	19
Endoscopy	33	30
Advanced Wound Management	26	19

	148	124

Operating Profit by business segment
Reconstruction	58	54
Trauma and Clinical Therapies	21	19
Endoscopy	30	30
Advanced Wound Management	18	19

	127	122

5.	The earnings improvement programme’s restructuring costs of $17 million in 2007 comprise redundancy costs and consultancy fees.

6.	On 12 March 2007 the Group announced that it had agreed the purchase of Plus Orthopaedics Holding AG (“Plus”), a private Swiss orthopaedic company, for a total of CHF 1,086 million ($889 million) in cash, including assumed debt. Completion of the agreement is conditional on receipt of competition clearances which are expected within three months. Plus reported revenues of CHF 367 million ($300 million) in 2006 and profit before interest and taxation of CHF 44 million ($36 million). The acquisition will be financed by bank borrowings.

7.	The cumulative number of revisions of the macrotextured knee product was 1,006 on 31 March 2007 compared with 999 at 31 December 2006. This represents 41% of the total implanted. Settlements with patients have been achieved in respect of 937 revisions (31 December 2006 – 923 settlements). Costs of $118 million are in dispute with insurers and are provided for in full. $36 million of provision remains to cover future settlement costs.

8.	Taxation of $46 million (2006 – $39 million) on the profit before restructuring costs, the loss on hedge of the sale proceeds of the joint venture and discontinued operations is at the full year estimated effective rate. Of the $40 million (2006 – $38 million) taxation charge $28 million (2006 – $26 million) relates to overseas taxation.

9.	On 23 February 2006 the Group sold its 50% interest in the BSN Medical joint venture for cash consideration of $562 million. The net profit of $332 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments and $26 million of transaction costs. A further $1 million of transaction costs, $3 million of indemnity provision and a $23 million release of taxation provisions relating to this transaction was recorded in the year ended 31 December 2006. The Group’s discontinued operations earnings per share in 2006 was basic 35.3¢ and diluted 35.1¢.

10.	No dividends were paid in the quarter in 2007 or 2006. The second interim dividend for 2006 of 6.71 US cents per ordinary share was declared by the Board on 8 February 2007 and is accrued within trade and other payables. All shareholders will receive the sterling equivalent of 3.41 pence per ordinary share. This is payable on 11 May 2007 to shareholders whose names appear on the register at the close of business on 20 April 2007. Shareholders may participate in the dividend re-investment plan.

SMITH & NEPHEW plc

2007 QUARTER ONE RESULTS continued

NOTES

11.	The movement in total equity for the three months to 31 March 2007 was as follows:

	2007	2006
	$m	$m
Opening equity as at 1 January	2,174	1,435
Attributable profit	91	417
Equity dividends accrued	(63)	(57)
Exchange adjustments	4	12
Losses on cash flow hedges	(1)	(2)
Actuarial gains on defined benefit pension plans	20	37
Share based payment recognised in the income statement	7	4
Taxation on items taken directly to equity	(7)	(12)
Purchase of treasury shares	(80)	—
Issue of ordinary share capital	12	3

Closing equity	2,157	1,837

12.	Net cash as at 31 March 2007 comprises:

	2007	2006
	$m	$m
Cash and bank	349	421
Long-term borrowings	(21)	(16)
Bank overdrafts and loans due within one year	(123)	(136)
Net currency swap (liabilities)/assets E	(2)	2

	203	271

The movements were as follows:

Opening net cash/(net debt) as at 1 January	210	(306)
Cash flow before financing activities	56	554
New finance leases	(7)	—
Proceeds from issue of ordinary share capital	12	3
Purchase of treasury shares	(65)	—
Exchange adjustments	(3)	20

Closing net cash	203	271

E

Net currency swap liabilities of $2 million (2006 - $2 million assets) comprises nil (2006 - $3 million) of current asset derivatives within trade and other receivables and $2 million (2006 - $1 million) of current liability derivatives within trade and other payables.

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months ended 31 March 2007 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 12. We have read the other information contained in the interim report for quarter one and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter one, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter one in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. The accounting policies are consistent with those that the directors intend to use in the next annual accounts.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 March 2007.

Ernst & Young LLP

London

3 May 2007